PROSPECTUS



                            COMSTOCK RESOURCES, INC.


                          38,488 Shares of Common Stock


         The 38,488 shares of common stock, par value $.50 per share (the "Common Stock"), of Comstock Resources, Inc. (together with its subsidiaries, the "Company") covered by this Prospectus are being or will be offered by certain selling security holders (the "Selling Security Holders"). See "Selling Security Holders." The shares will be issued in lieu of cash dividends on the Company's Series 1995 Convertible Preferred Stock. See "Description of Capital Stock - Preferred Stock." The Company will not receive any proceeds from the sale of Common Stock offered hereby.

         The Selling Security Holders may sell any shares offered hereunder from time to time in one or more transactions (including block transactions) on the Nasdaq Stock Market or any other exchange on which the Common Stock may be admitted for trading, or in the over-the-counter market. The Selling Security Holders may also sell shares in special offerings, exchange distributions or secondary distributions, in negotiated transactions, or otherwise. The Selling Security Holders may effect such transactions by selling shares of Common Stock directly, or to or through underwriters, dealers, brokers or agents, or any combination thereof. Any sales may be made at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See "Plan of Distribution."

         The Company's Common Stock is quoted on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol CMRE. On October 8, 1996, the last sale price of the Common Stock, as reported on the Nasdaq Stock Market, was $12.625 per share. The shares of Common Stock offered hereby include preferred stock purchase rights. See "Description of Capital Stock - Stockholders' Rights Plan."

     The Company has agreed to register the shares of Common Stock offered and to pay the expenses of such registration. Such expenses, including legal and accounting fees, are estimated to be $5,000. The Company intends to keep the registration statement, of which this Prospectus is a part, effective for a period of twenty-four months or, if earlier, until all the shares of Common Stock offered hereby have been sold or the Company is no longer obligated to maintain such effectiveness.

                                   ----------

         PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" HEREIN.

                                   ----------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                October 9 , 1996

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and/or information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at certain of the regional offices of the Commission. The addresses of the facilities are: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) which contains reports, proxy and information statements and other information regarding registrants who file electronically with the Commission.

     The Company shall provide without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person, a copy of any and all of the information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). These documents are available upon request directed to: Comstock Resources, Inc., 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244; telephone number (972) 701-2000, Attention:
Secretary.



                                TABLE OF CONTENTS

                                                                         PAGE

Prospectus Summary.........................................................3

Risk Factors...............................................................4

Description of Capital Stock...............................................6

Selling Security Holders..................................................12

Plan of Distribution......................................................13

Incorporation of Certain Information By Reference.........................14

Legal Matters.............................................................14

Experts...................................................................14

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere or incorporated by reference in this Prospectus.


The Company

     The Company was originally organized as a Delaware corporation in 1919 under the name Comstock Tunnel and Drainage Company for the primary purpose of conducting gold and silver mining operations in and around the Comstock Lode in Nevada. In 1983, the Company was reincorporated under the laws of the State of Nevada. In November 1987, the Company changed its name to Comstock Resources, Inc.

     The Company's oil and gas acquisition, development and production operations are conducted through its wholly owned subsidiaries, Comstock Oil & Gas, Inc., Comstock Oil & Gas -- Louisiana, Inc., Comstock Offshore Energy, Inc. and Black Stone Oil Company. Comstock Management Corporation, a wholly owned subsidiary, manages the oil and gas properties of Comstock DR II Oil & Gas Acquisition Limited Partnership.

     The Company's natural gas marketing and gathering activities are conducted through its wholly owned subsidiary, Comstock Natural Gas, Inc. ("CNG"). CNG has interests in 34 miles of natural gas pipeline in east and south Texas and a gas processing plant in east Texas. CNG, through its wholly owned subsidiary Crosstex Pipeline, Inc., serves as managing general partner and CNG holds a 20.3% limited partner interest in Crosstex Pipeline Partners, Ltd., which owns 63 miles of natural gas pipeline in east Texas.

     The Company's executive offices are located at 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244, and its telephone number is (972) 701-2000.

The Offering

    Common Stock Offered by the Selling Security Holders......38,488 shares

    Common Stock Outstanding at October 9, 1996...........17,475,742 shares (1)

    Nasdaq National Market Symbol.....................................CMRE


        (1) At October 9, 1996 an additional 5,998,950 shares of Common Stock are reserved for issuance upon exercise of outstanding stock options and warrants and the conversion of and the Series 1995 Convertible Preferred Stock.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider fully, together with the other information contained in or incorporated into this Prospectus, the following factors:

Market Conditions and Volatility of Oil and Natural Gas Prices

     The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The Company is affected more by fluctuations in natural gas prices than oil prices because a majority of its production is natural gas (83% in fiscal 1995 on a gas equivalent basis). The price received by the Company for its oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), imports of crude oil and natural gas, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting
Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the borrowing base under the Company's bank credit facility, which would affect its ability to borrow additional funds. Although the Company is not currently experiencing any significant involuntary curtailment of its natural gas production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its natural gas production.

     In order to mitigate its exposure to price risks in the marketing of its oil and natural gas, the Company from time to time enters into energy price swap arrangements to hedge a portion of anticipated sales of oil and natural gas. Such arrangements may also restrict the ability of the Company to benefit from unexpected increases in oil and natural gas prices. The Company believes that its hedging strategies are generally conservative in nature.

Replacement of Oil and Natural Gas Reserves

     The Company must continually acquire, explore for, develop or exploit new oil and natural gas reserves to replace those produced or sold. Without successful acquisition, drilling or exploitation operations, the Company's oil and natural gas reserves and revenues will decline. Drilling activities are subject to numerous risks, including the risk that no commercially viable oil or natural gas production will be obtained. The decision to purchase, explore, exploit or develop an interest or property will depend in part on the evaluation of data obtained through geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. Drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices or limitations in the market for products. Natural gas wells may be shut in for lack of a market or due to inadequacy or unavailability of natural gas pipeline or gathering system capacity or access.

Substantial Capital Requirements

     The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploitation, development, exploration and production of oil and natural gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, bank borrowings and the sale of equity securities. The Company intends to make approximately $14.5 million in capital expenditures in 1996 for planned development of its existing properties. During the six months ended June 30, 1996, the Company had expended $3.9 million toward the planned development. The Company believes that it will have sufficient cash provided by operating activities and borrowings under its bank credit facility to fund such planned capital expenditures. If revenues or the Company's borrowing base decrease as a result of lower oil and natural gas prices, operating difficulties or declines in reserves, the Company may have limited ability to obtain the capital necessary to undertake or complete future development programs and to continue its acquisition activities. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Operating Hazards and Uninsured Risks

     The Company's operations are subject to all of the risks normally incident to the exploration for and the production of oil and natural gas, including blowouts, catering, oil spills and fires, each of which could result in damage to or destruction of oil and natural gas wells, production facilities or other property, or injury to persons. The Company anticipates that it will from time to time conduct relatively deep drilling which will involve increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. There can be no assurance that the levels of insurance maintained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels.

Uncertainties in Estimating Oil and Natural Gas Reserves

     There are numerous uncertainties inherent in estimating quantities and values of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, of production history and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ materially from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. Such estimates are subject to future revisions to reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect the Company's financial condition, borrowing base under its bank credit facility, future prospects and market value of its securities.

Government Regulation

     The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

Competition

     The oil and natural gas industry is highly competitive. The Company's competitors for the acquisition, exploration, exploitation and development of oil and natural gas properties, purchases and marketing of natural gas and transportation and processing of natural gas, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

Dependence on Key Personnel

     The success of the Company will be highly dependent on M. Jay Allison, its President and Chief Executive Officer, and a limited number of other senior management personnel. Loss of the services of Mr. Allison or any of those other individuals could have a material adverse effect on the Company's operations.

Anti-Takeover Provisions

     The Company's Articles of Incorporation, By-laws and Stockholders' Rights Plan and the provisions of Nevada law include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. See "Description of Capital Stock."

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $10.00 par value (the "Preferred Stock"). At October 9 , 1996, there were issued and outstanding 17,475,742 shares of Common Stock and 1,500,000 shares of Preferred designated as the Series 1995 Convertible Preferred Stock. Options and warrants to purchase 1,453,307 shares of Common Stock were also outstanding and exercisable at that date. In the aggregate, 5,998,950 shares of Common Stock have been reserved for issuance pursuant to the exercise of stock options and warrants currently outstanding and the conversion of the Series 1995 Convertible Preferred Stock.

Common Stock

     Subject to the prior rights of the Series 1995 Convertible Preferred Stock and any other shares of Preferred Stock that may be issued from time to time, and except as otherwise set forth below, the shares of Common Stock of the Company (1) are entitled to such dividends as may be declared by the Board of Directors, in its discretion, out of funds legally available therefor; (2) are entitled to one vote per share on matters voted upon by the stockholders and have no cumulative voting rights; (3) have no preemptive or conversion rights;
(4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and (5) are entitled, upon liquidation, to receive the assets of the Company remaining after the payment of corporate debts and the satisfaction of any liquidation preferences of the Series 1995 Convertible Preferred Stock and any other Preferred Stock, if issued. Although the Company's Articles of Incorporation do not deny preemptive rights to stockholders, under Nevada law no stockholders have preemptive rights with respect to shares that, upon issuance, are registered under Section 12 of the Exchange Act. The Common Stock is currently registered under Section 12 of the Exchange Act.

     The Common Stock presently issued and outstanding is, and the shares being offered by the Selling Security Holder upon issuance will be, validly issued, fully paid and nonassessable.

     Because the shares of Common Stock do not have cumulative voting rights, the holders of a majority of the shares voting for the election of directors can elect all members of the class of the Company's classified Board of Directors that are to be elected at a meeting of the stockholders, subject to any rights of the holders of the Series 1995 Convertible Preferred Stock. See "Description of Capital Stock Preferred Stock."

     The Company's Common Stock is quoted on the Nasdaq National Market tier of Nasdaq Stock Market. The Transfer Agent and Registrar for the Common Stock of the Company is American Stock Transfer and Trust Company.

Stockholders' Rights Plan

        General

     As part of its long-term strategy to maximize, preserve and protect the long-term value of the Company for the benefit of all stockholders, the Board of Directors of the Company considered, and on December 4, 1990, adopted, a stockholders' rights plan. The basic objective of the Stockholders' Rights Plan (the "Rights Plan") is to encourage prospective purchasers to negotiate with the board, whose ability to negotiate effectively with a potential purchaser, on behalf of all stockholders, is significantly greater than that of the stockholders individually. In the Board of Directors' view, some attempted takeovers can pressure stockholders into disposing of their equity investment in the Company at less than full value and can result in the unfair treatment of minority stockholders, especially considering that prospective purchasers typically are interested in acquiring targets as cheaply as they can. The rights are designed to deter abusive takeover tactics, such as (i) accumulations of the Company's stock by a prospective purchaser who through open market or private purchases may achieve a position of substantial influence or control without paying to selling or remaining stockholders a fair "control premium", (ii) coercive two-tier, front-end loaded or partial offers which may not offer fair value to all stockholders, (iii) accumulations of the Company's stock by a prospective purchaser who lacks the financing to complete an offer and is only interested in putting the Company "in play", without concern as to how its activities may affect the business of the Company, and (iv) self-dealing transactions by or with prospective purchasers who may seek to acquire the Company at less than full value or upon terms that may be detrimental to minority stockholders. Equally important, offers left open only a short time might prevent management and the board from considering all alternatives to maximize the value of the Company including, if appropriate, a search for competing bidders. The Board of Directors believes that the specific benefits derived by the stockholders of the Company as a result of having the Rights Plan in place include:

        o providing disincentives to potential purchasers who are not willing or able to make and complete a fully financed offer to all stockholders at a fair price;

        o providing the board and management the time to consider available alternatives and act in the best interests of all stockholders in the event of an offer;

        o   protecting against abusive takeover tactics; and

        o   increasing the bargaining power of the Board of Directors.

     The Rights Plan was not adopted by the Board of Directors in response to any specific effort to obtain control of the Company.

        Description of Rights Plan

     On December 4, 1990, the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, payable on December 17, 1990 (the "Record Date") to stockholders of record at that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $10.00 par value per share, at an exercise price of $15.00 (the "Purchase Price") per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as successor Rights Agent.

     The Rights are initially evidenced by the Common Stock certificates as no separate Rights certificates were distributed. The Rights separate from the Common Stock and a "Distribution Date" will occur at the close of business on the earliest of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"),
(ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock or (iii) the tenth business day after the Board of Directors of the Company determines that any individual, firm, corporation, partnership or other entity (each a "Person"), alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which a majority of the continuing directors who are not officers of the Company determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock outstanding) and at least a majority of the continuing directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such Person as the directors shall deem appropriate, shall determine that such beneficial ownership by such Person is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where the directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or such beneficial ownership is causing or is reasonably likely to cause a material impact to the Company (an "Adverse Person").

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 2000, unless earlier redeemed by the Company.

     If (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except (a) pursuant to certain offers for all outstanding shares of Common Stock approved by at least a majority of the continuing directors who are not officers of the Company or (b) solely due to a reduction in the number of shares of Common Stock outstanding as a result of the repurchase of shares of Common Stock by the Company) or (ii) the Board of Directors determines that a Person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of either of the events set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void.

     If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation, but its Common Stock is changed or exchanged (other than a merger which follows an offer described in clause (i)(a) of the preceding paragraph), or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time after the earlier to occur of (i) an Acquiring Person becoming such or (ii) the date on which the Board of Directors of the Company declares an Adverse Person to be such, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by the Adverse Person or Acquiring Person, as the case may be, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Notwithstanding the foregoing, no such exchange may be effected at any time after any Person becomes the beneficial owner of 50% or more of the outstanding Common Stock.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets
(excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until the close of business on the earlier of the tenth day following the Stock Acquisition Date or the tenth business day following the date on which the Board of Directors first declares a person to be an Adverse Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the continuing directors (as defined in the Rights Agreement).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Plan has certain anti-takeover effects including making it prohibitively expensive for a raider to try to control or take over the Company unilaterally and without negotiation with the Board of Directors. Although intended to preserve for the stockholders the long term value of the Company, the Rights Plan may make it more difficult for stockholders of the Company to benefit from certain transactions which are opposed by the incumbent Board of Directors.

Preferred Stock

     The Board of Directors is empowered, without approval of the stockholders, to cause shares of its authorized Preferred Stock to be issued in one or more classes or series, from time to time, with the number of shares of each class or series and the rights, preferences and limitations of each class or series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Shares of Preferred Stock may, in the Board of Directors' sole determination, be issued with voting rights greater than one vote per share. Issuance of shares of Preferred Stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends.

     On June 16, 1995, the Board of Directors created a series of preferred stock consisting of 1,500,000 shares designated as the Series 1995 Convertible Preferred Stock (the "Series 1995 Preferred"). On June 19, 1995, the Company sold 1,500,000 shares of the Series 1995 Preferred in a private placement for $15 million to certain investors and investment funds represented or managed by Trust Company of the West.

     The Series 1995 Preferred pay quarterly dividends at the rate of 22 1/2(cent) on each outstanding share and is payable when, as and if declared on each March 31, June 30, September 30, and December 31. Dividends on the Series 1995 Preferred are cumulative from the date of original issue. Unpaid dividends bear interest at a rate of 9% per annum, compounded quarterly. The Company, at its option, can pay the dividend in cash or in shares of Common Stock valued at 80% of the lower of the Common Stock's 5 day or 30 day average closing price.

     On June 30, 2000 and on each June 30, thereafter, so long as any shares of the Series 1995 Preferred are outstanding, the Company is obligated to redeem 300,000 shares of the Series 1995 Preferred at $10.00 per share plus accrued and unpaid dividends thereon. The mandatory redemption price may be paid either in cash or in shares of Common Stock, at the option of the Company. If the Company elects to pay the mandatory redemption price in shares of Common Stock, the Common Stock will be valued at 80% of the lower of the Common Stock's 5 day or 30 day average closing price (immediately prior to the date of redemption).

     The respective holders of the Series 1995 Preferred have the right, at their option and at any time, to convert all or any part of such shares into shares of Common Stock. The Common Stock conversion price as of the date hereof is $5.25 per share. If the holders of the Series 1995 Preferred elected to convert all such shares into Common Stock at the current conversion price, the holders would own approximately 14% of the Company's issued and outstanding shares of Common Stock as of October 7, 1996. The Company has the option to redeem the shares of the Series 1995 Preferred at a price that would provide the holders with a specified rate of return on their original investment.

     In the event of dissolution, liquidation or winding-up of the Company, the holders of the Series 1995 Preferred are entitled, after payments of all amounts payable to the holders of Preferred Stock senior to the Series 1995 Preferred, to receive out of the assets remaining $10.00 per share, together with all dividends thereon accrued or in arrears, whether or not earned or declared, before any payment is made or assets set apart for payment to the holders of the Common Stock.

     The holders of the Series 1995 Preferred are each entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of shares of Common Stock on an "as converted" basis. Upon the occurrence of an "event of noncompliance" with the Series 1995 Preferred as set forth therein, the holders of the Series 1995 Preferred have the right (for so long as such event of noncompliance continues) to elect two additional directors to the Board of Directors of the Company. "Events of noncompliance" include (i) the failure to pay in the aggregate four quarterly dividends on such series, (ii) the failure to redeem such series in accordance with its terms, (iii) a default by the Company on certain indebtedness, (iv) M. Jay Allison ceasing to be the chief executive officer of the Company, or (v) a bankruptcy or similar proceeding is commenced by or against the Company or any of its significant subsidiaries.

     The Company has the option to convert the Series 1995 Preferred to convertible subordinated debt provided that the Company has satisfied certain conditions, including obtaining the consent of the banks under the Company's senior credit facility and granting to the holders of the Series 1995 Preferred additional demand registration rights.

     The Company may not, so long as any of the Series 1995 Preferred is outstanding, alter any of the rights, preferences or powers of the Series 1995 Preferred or issue any shares of stock ranking on a parity with or senior to the Series 1995 Preferred unless the requisite number of the holders have consented thereto. Holders of the Series 1995 Preferred also have the right to approve (1) a merger of the Company where the Company is not the surviving corporation; (2) the issuance of more than 20% of the Common Stock in connection with a merger or acquisition; (3) the sale or disposition of substantially all of the Company's assets; or (4) payment of any dividend or distribution, on or for the redemption of Common Stock in excess of $50,000 a year.

     In addition to the Series 1995 Preferred and in connection with the Stockholders' Rights Plan as described under "Description of Capital Stock - Stockholders' Rights Plan", the Company has designated and reserved for issuance 150,000 shares of Preferred Stock, $10.00 par value per share, which, under the Rights Plan, may be issued in units consisting of one one-hundredth of a share (each, a "Unit"). Each Unit, if and when issued, will be entitled to receive a cumulative quarterly cash dividend equal to the greater of $0.375 or the amount of the dividend or distribution paid per share of Common Stock for the applicable quarter. Such Preferred Stock dividend rights are senior to the rights of holders of Common Stock to receive any dividend or distribution. Each Unit, if and when issued, will be entitled to one vote, voting together with the Common Stock, on all matters submitted to the holders of the Common Stock. Upon liquidation, dissolution or winding up of the Company, each Unit issued will be entitled to the greater of $15.00 plus accrued but unpaid dividends or the amount to be distributed in respect of each share of Common Stock, with such Preferred Stock liquidation rights being senior to those of the holders of the Common Stock. The Company has the option to redeem, in whole or in part, the Preferred Stock, if issued, at any time for a per Unit price equal to the greater of $15.00 or the current market price per share of Common Stock at the time of redemption, in each case together with accrued but unpaid dividends.

                            SELLING SECURITY HOLDERS


       The following table sets forth certain information as of October 9, 1996 with respect to the Common Stock beneficially owned by the Selling Security Holders.


                                          Number of                   Before            After
     Name and Address of                   Shares       Number       Offering         Offering
      Selling Security                  Beneficially   of Shares   Percentage of    Percentage of
           Holder                         Owned (1)    Offered(3)  Common Stock   Common Stock (1)
     ------------------                ------------    --------   -------------  ----------------

Trust Company of the West,              202,345(2)        2,690             1.14%             1.13%
as Trustee of the TCW Debt and
Royalty Fund IVA
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West,              540,415(2)        7,196             3.00%             2.96%
as Custodial Agent for TCW Debt
and Royalty Fund IVB
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West,              233,568(2)        3,105             1.32%             1.30%
as Custodial Agent for TCW Debt
and Royalty Fund IVC
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Harris Trust and Saving Bank,           134,898(2)        1,793              .77%              .76%
as Trustee for Delta Master Trust
865 South Figueroa, Suite 1800
Los Angeles, California 90017

The Chase Manhattan Bank                337,243(2)        4,483             1.89%             1.87%
as Custodian for
Leland Stanford Junior University
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West,              168,620(2)        2,241              .96%              .94%
as Custodian for Columbia University
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Harris Trust and Savings Bank,          168,620(2)        2,241              .96%              .94%
as Custodian for
Searle Trusts Limited Partnership X
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Harris Trust and Savings Bank,           67,449(2)          897              .38%              .38%
as Custodian for John G. Searle
Charitable Trusts Partnership
865 South Figueroa, Suite 1800
Los Angeles, California 90017




                                          Number of                   Before            After
     Name and Address of                   Shares       Number       Offering         Offering
      Selling Security                  Beneficially   of Shares   Percentage of    Percentage of
           Holder                         Owned (1)    Offered (3)  Common Stock   Common Stock (1)
     ------------------                ------------    --------   -------------  ----------------

Trust Company of the West, as            77,078(2)        1,025              .44%              .43%
Custodian for the City and County
Employee's Retirement System of
San Francisco
865 South Figueroa, Suite 1800
Los Angeles, California 90017

Trust Company of the West, as           965,208(2)       12,827             5.24%             5.17%
Investment Manager and Custodian for
General Mills, Inc.
865 South Figueroa, Suite 1800
Los Angeles, California 90017
                                     ----------        --------
                                      2,895,631          38,488            14.24%            14.05%
                                     ==========        ========

(1)  Assumes the sale by Selling Security Holders of all shares offered hereby.
(2)  Includes  2,857,143  shares  issuable  pursuant to conversion of the Series
     1995 Preferred.
(3) Represents shares issued in lieu of the payment of cash dividends on the Series 1995 Preferred.


Transactions with the Selling Security Holders

     On June 19, 1995 the Company sold 1,500,000 shares of its Series 1995 Preferred in a private placement for $15 million to certain investors and investment funds represented or managed by Trust Company of the West.

                              PLAN OF DISTRIBUTION

     The Selling Security Holders may sell any shares offered hereunder from time to time in one or more transactions (including block transactions) on the Nasdaq Stock Market or any other exchange on which the Common Stock may be admitted for trading, or in the over-the-counter market, in each case pursuant to and in accordance with any applicable rules of such market or exchange. The Selling Security Holders may also sell shares in special offerings, exchange distributions or secondary distributions, in each case pursuant to and in accordance with any applicable rules of any market or exchange, in negotiated transactions, including through the writing of options on shares of Common Stock (whether such options are listed on an options exchange or otherwise), or otherwise. The Selling Security Holders may effect such transactions by selling shares of Common Stock directly, or to or through underwriters, dealers, brokers or agents, or any combination thereof. Any such underwriters, dealers, brokers or agents may sell such shares to purchasers in one or more transactions (including block transactions) on the Nasdaq Stock Market or otherwise. Any sales may be made at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Without limiting the foregoing, brokers may act as dealers by purchasing any and all shares of the Common Stock covered by this Prospectus either as agents for others or as principals for their own accounts and reselling such shares pursuant to this

Prospectus. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. A member firm of a securities exchange may be engaged to act as the Selling Security Holders' agent in the sale of shares by the Selling Security Holders. Any underwriters, brokers, dealers and agents will receive commissions, discounts or fees from the Selling Security Holders in amounts to be negotiated prior to the sale.

     The Selling Security Holders and any underwriters, brokers, dealers, agents or others that participate with the Selling Security Holders in the distribution of the shares may be deemed to be "underwriters" within the meaning thereof under the Securities Act of 1933, as amended and any commissions, discounts or fees received by such persons and any profit on the resale of the shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Agents may be entitled under agreements entered into with the Selling Security Holders to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There can be no assurances that the Selling Security Holders will sell any or all of the shares offered hereunder.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The  Company  hereby   incorporates  the  following   documents  into  this
Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.
          2. The Company's Proxy Statement dated April 17, 1996 in connection with the Annual Meeting of Stockholders of the Company held on May 15, 1996.
          3. The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1996.
          4. The Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1996.
          5. The Company's Current Report on Form 8-K dated May 1, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

                                     EXPERTS

     The consolidated financial statements of the Company incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.